SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2007

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold 's Subsidiary 012 Smile.Communications Ltd. Files a Registration Statement for a Proposed Initial Public Offering dated October 12, 2007.

                                                                          ITEM 1

Press Release                                              Source: Internet Gold

Internet Gold 's Subsidiary 012 Smile.Communications Ltd. Files a
Registration Statement for a Proposed Initial Public Offering

Friday October 12, 11:31 am ET

PETACH TIKVA, Israel, October 12 /PRNewswire-FirstCall/ -- Internet Gold - Golden Lines Ltd. (NASDAQ: IGLD - News) announced today that its wholly-owned subsidiary, 012 Smile.Communications Ltd., filed a registration statement with the Securities and Exchange Commission with respect to a proposed underwritten initial public offering of 6,675,000 ordinary shares. In addition, the company has granted the underwriters a 30-day option to purchase 1,001,250 additional ordinary shares solely to cover overallotments. 012 Smile.Communications Ltd. expects to use the proceeds from the offering for general corporate purposes, including working capital, the repayment of approximately $24.3 million of short-term debt and the redemption of $15.7 million of its Series A Debentures. The underwriters of the offering are CIBC World Markets Corp., Cowen and Company LLC, RBC Capital Markets Corporation, Thomas Weisel Partners LLC and Oppenheimer & Co. Inc.

When available, copies of a written preliminary prospectus relating to the offering may be obtained from CIBC World Markets Corp, Attn: USE Prospectus Department, 425 Lexington Ave, 5th floor, New York, New York 10017, Telephone:
212 667-7200. Electronic copies of the registration statement are available from the Securities and Exchange Commission's website address at www.sec.gov. A registration statement relating to these securities has been filed with the Securities and Exchange Commission, but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective.

About 012 Smile.Communications

012 Smile.Communications is a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Its broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services.


012 Smile.Communications services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network, which allows it to provide services to almost all of the homes and businesses in Israel.

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. In addition to its 012 Smile.Communications subsidiary, its 100% owned Smile.Media subsidiary manages a growing portfolio of Internet portals and e-Commerce sites.

Internet Gold is part of the Eurocom Communications Group and its shares trade on the NASDAQ Global Market and on the Tel Aviv Stock Exchange.

    For further information, please contact:

    Lee Roth - KCSA Worldwide
    lroth@kcsa.com / Tel: +1-212-896-1209

    Mor Dagan - Investor Relations
    mor@km-ir.co.il / Tel:+972-3-516-7620


    Ms. Idit Azulay, Internet Gold
    idita@co.smile.net.il / Tel: +972-72-200-3848




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                     (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date: October 15, 2007